ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-170768

Dated May 6, 2011

PIXELWORKS, INC.

3,650,000 Shares of Common Stock

Final Term Sheet

Issuer:	Pixelworks, Inc. (the “Company”)

Symbol:	PXLW

Security:	Common stock, par value $0.001 per share

Size:	3,650,000 shares of common stock

Over-allotment option:	547,500 additional shares of common stock

Public offering price:	$2.24 per share

Underwriting discounts and commissions:	$0.1288 per share

Non-accountable expense reimbursement:	$0.028 per share

Net proceeds (excluding the over-allotment):	$7,287,680 (after deducting the underwriter’s discounts and commissions, the non-accountable expense reimbursement and estimated offering expenses payable by the Company)

Trade date:	May 6, 2011

Settlement date:	May 11, 2011

CUSIP:	72581M305

Underwriter:	Roth Capital Partners, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 24 Corporate Plaza Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, or by fax to (949) 720-7227.